Exhibit 99.5

MINEFINDERS CORPORATION LTD.
("Minefinders")

CERTIFICATE OF OFFICER

TO:

The Canadian Securities Regulatory Authorities in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Nunavut and Yukon

RE:	The Abridgement of Time Pursuant to National Instrument 54-101 – Communication With Beneficial Owners of Securities of a Reporting Issuer ("NI 54- 101")

The undersigned, Mark Bailey, duly appointed President and Chief Executive Officer of Minefinders, hereby certifies for and on behalf of Minefinders and not in his personal capacity, intending that the same may be relied upon by you without further enquiry, that Minefinders is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.1(b), 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)

Minefinders has arranged to have proxy-related materials for the special meeting of Minefinders to be held on March 26, 2012 sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the meeting; and

(b)	Minefinders has arranged to carry out all the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	Minefinders is relying upon section 2.20 of NI 54-101.

DATED as of February 29, 2012.

By:	"Mark Bailey"
Mark Bailey
President and Chief Executive Officer